0-27336

02026416

P.E. 3-1-02

SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

MAR 20 2002

070

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 OF SECURITIES EXCHANGE ACT OF 1934

For the month of March, 2002

SCHRODER VENTURES INTERNATIONAL INVESTMENT TRUST plc
(Translation of Registrant's Name Into English)

31 Gresham Street, London, England, EC2V 7QA
(Address of Principal Executive Offices)

(Indicated by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F _x_ Form 40-F

(Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes ___ No _x

(If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):82-______)

PROCESSED
APR 24 2002
THOMSON
FINANCIAL

For immediate release 7.00am 12 March 2002

**SCHRODER VENTURES INTERNATIONAL INVESTMENT TRUST PLC
UNAUDITED INTERIM RESULTS FOR THE SIX MONTHS
ENDED 31 DECEMBER 2001**

The Board of Schroder Ventures International Investment Trust plc ("SVIIT") today announces its unaudited interim results for the six months ended 31 December 2001.

Highlights include:

- Net assets per share decreased by 2.8% to 396.3p (June 2001: 407.6p)
- Write-up of Homebase from a cost of £20.0 million to £30.5 million
- Investment in Cognis, the speciality chemicals group
- Issue of £40 million convertible bonds
- Compound annual growth rate in net assets of 15.8% per annum over five years

John McLachlan, Chairman of SVIIT, commented:

"The fall in net assets of 2.8% over the six month period is a robust result and compares to falls in the FTSE World Index and FTSE All-Share Index of 10.5% and 7.5%, respectively.

The profile of the portfolio is increasingly mature and whilst, in the short term, realisation prospects will be dependent on improved merger and acquisition activity, and public market stability, in the medium term, the portfolio is well placed to capitalise on more favourable market conditions."

For further information, please contact:

Schroder Ventures International Investment Trust plc John McLachlan/Nick Ferguson	020 7010 8911
Schroder Ventures (London) Limited Alice Todhunter	020 7010 8925
GCI Financial Emily Morris/Annabel O'Connor	020 7072 4226

Copies of this press release and other corporate information can be found on the internet at http://www.sviit.co.uk.

Chairman's Statement

Overview

In the six months to 31 December 2001, net assets decreased by 2.8%, which compares to a fall in the FTSE World Index of 10.5% in sterling terms.

Highlights from the period include:

- Net assets per share decreased by 2.8% to 396.3p (June 2001: 407.6p)
- Write-up of Homebase from a cost of £20.0 million to £30.5 million
- Investment in Cognis, the speciality chemicals group
- Issue of £40 million convertible bonds
- Compound annual growth rate in net assets of 15.8% per annum over five years.

Portfolio Activity

The number of completed transactions has declined over the period. This is more a reflection of vendor pricing together with the uncertainty over visibility of corporate earnings, than deal-flow.

An already slowing global economy was further exacerbated by the tragic events in the United States in September and exit opportunities continue to be delayed by uncertain economic conditions, volatile public markets and reduced merger and acquisition activity. As a result, realisations during the period were at a slower pace than in previous periods and this trend is expected to continue in the near term.

All valuations at 31 December 2001 have been substantiated by extensive due diligence into relevant market conditions and sector comparables and the Board is comfortable that any necessary adjustments to underlying company valuations have been made. The portfolio continues to be valued on a consistent and conservative basis.

Issue of £40 million Convertible Bonds

As reported in the Newssheet to shareholders, in November 2001, the Company issued, through a private placement, £40 million subordinated unlisted convertible bonds, with an annual coupon of 4½ %, due in 2011.

The bonds are convertible into fully paid ordinary shares of SVIIT at an initial conversion price of 410p. This conversion price is subject to an adjustment following the publication of the 30 June 2002 NAV per share, if it falls below 407p at either 31 December 2001 or 30 June 2002. Following the issue of these convertible bonds, and based on a notional conversion price of 399.3p, fully diluted net assets per share would be 396.6p (see note on page 22).

These bonds have been issued principally in order to provide the Company with greater flexibility to commit to new private equity funds that the Company believes will produce superior returns. The first of these new funds is International Life Sciences Fund III (ILSF III), advised by Schroder Ventures Life Sciences.

New Fund Commitments

As noted above, the first of the new fund commitments that the Company will make is to ILSFIII, which is scheduled to have a first close later this month.

Schroder Ventures has been investing in the life sciences industry since the early 1980s and has a strong track record. Consistent with its two predecessor funds, the investment strategy for ILSF III will be to invest across the life sciences industry, primarily in a broad range of unquoted companies that Schroder Ventures Life Sciences believe can occupy leading and dominant positions in their markets and have the potential to return multiples on invested capital.

Schroder Ventures (London) Limited and Schroder Ventures North America Inc.

The Company's two subsidiaries, Schroder Ventures (London) Limited (SVLL) and Schroder Ventures North America Inc. (SVNA) performed in-line with budget and revenue targets for the twelve month period (January 2001-December 2001) were achieved.

A more detailed report on the activities of SVLL and SVNA is contained in the Chief Executive's review.

Outlook

The global economic slowdown has created an unstable investment environment for both public and private equity markets. In spite of these challenging market conditions, we believe this is a good time to be investing.

Advisers to the funds in which the Company invests have impressive track records of investing through economic cycles and creating value for their investors. We have every confidence that the Company's portfolio of private equity funds is well placed to take advantage of opportunities on the buy-side whilst also providing for future uplift and value as the environment for investment realisations becomes more favourable.

John J McLachlan
12 March 2002

Chief Executive's Review

In the Circular to Shareholders in April 2001, the Board outlined an opportunity it had identified to create attractive revenue streams for the Company driven by the growth in the fund of funds market and the recent launch of a number of quoted vehicles for investment in private equity, in particular those targeted at the smaller institutional and high net worth investor markets.

To this end, the Company acquired SVLL and its subsidiary SVNA, which provided it with a team with the skill base to design, structure and market third party funds of funds products for investment in private equity. In addition, the team continues to advise the Board on the management of the Company's affairs.

Operating Review

The first of these third party investment products was launched with Schroders plc in September 2001, the Schroder Private Equity Fund of Funds, listed on the Dublin Stock Exchange, which had a first closing in December 2001 at 172 million. With three share classes, each with differential minimum investment and pricing, the fund of funds has been structured to meet the requirements of both small and large institutions.

Commitments of 160 million have already been made to 12 venture capital and buy-out funds, based in Europe, USA and Asia, which at 31 December 2001 were, on aggregate, 17.4% drawn down. The fund of funds expects to have a final close in June 2002.

The team continues to advise the Board on its assessment of future investment opportunities and the implementation of the Company's investment strategy for its portfolio of private equity funds, in addition to managing the Company's marketing, public and investor relations programmes.

The team also provides services to Schroders plc and Schroder Ventures, which continue as planned.

All the key objectives for the first twelve months were met.

Market Commentary

Deal-flow and Realisations
The six months to 31 December 2001 have seen economic uncertainty, unstable public markets and weak merger and acquisition activity, all of which have affected private equity portfolios globally and made exits difficult.

In the short term, 2002 is forecast to be a good year for private equity investing, particularly for those funds that have capital to invest and a limited overhang of troubled portfolio companies. As companies focus on their core businesses, the trend for corporate restructuring will continue providing for increased deal-flow.

Fundraising

Approximately US$99 billion[1] was raised for private equity investment in the US in 2001 a 42% drop on 2000, although still above levels raised in 1999. In Europe, approximately 37 billion[2] was raised, a 5% decrease on funds raised in 2000 and driven predominantly by the raising of a relatively small number of large European buy-out funds in the first half of the year.

Nicholas E H Ferguson
12 March 2002

[1] Source: Private Equity Analyst
[2] Source: Initiative Europe

Overview

In the six months to 31 December 2001, SVIIT's net assets decreased by 2.8% to £405.3 million – 396.3p per share (June 2001: £416.9 million – 407.6p per share) which compares to a fall in the FTSE World Index of 10.5%.

This small decrease in net assets reflects chiefly some declines in valuations of portfolio companies in the electronics sector, but has been offset by write-ups, principally in the retail sector, with Homebase being written up from a cost of £20.0 million to a value of £30.5 million.

With the exception of the life sciences sector, the level of completed transactions during the period has declined with only 11 new investments and 34 follow-on investments made since June 2001 (of which eight new investments and 14 follow-on investments were in the life sciences sector). In the medium term, the level of activity is expected to increase as vendors begin to revise pricing expectations and over-leveraged companies are forced to sell assets in order to raise capital. Total calls payable during the period were £53.7 million (six months to December 2000: £102.6 million; 12 months to June 2001: £155.4 million).

Global economic slowdown, reduced merger and acquisition activity and uncertainty in public markets continue to delay exit opportunities. Realisations during the period were at a slower pace than in previous periods, with a total of £15.8 million distributions received from realisations during the period (six months to December 2000: £38.7 million; 12 months to June 2001: £51.9 million).

There are just two changes in the Twenty Largest Underlying Companies since June 2001; one new investment, Cognis and one investment, Together for Leather (TFL), which was held at June 2001, but is new to the Twenty Largest Underlying Companies.

With the maturing of the portfolio and the resulting revaluation of a number of the portfolio companies, only 21% of the portfolio by value and 19% of the Twenty Largest Underlying Companies by value are held at cost (June 2001: 58% and 64%).

The portfolio's International weighting has increased to 35% (June 2001: 30%), reflecting the international nature of many of the European led investments, such as Memec, Cognis and Grammer. Consequently, SVIIT's exposure to Continental Europe has continued to decrease, now representing 23% (June 2001: 28%) of the portfolio.

Of the £405.3 million of net assets (June 2001: £416.9 million), £413.2 million was held in fund investments (June 2001: £387.0 million) less net liabilities of £7.9 million.

The portfolio comprises holdings in all 24 of Schroder Ventures and Permira funds, giving an underlying portfolio of 153 companies in 18 countries world-wide. SVIIT's Twenty Largest Underlying Companies represents 77% of the total fund investments (June 2001: 74%).

SVIIT has reported a compound net asset per share growth of 15.8% per annum over five years.

Fund Transactions

The number of underlying companies held by funds advised by Schroder Ventures and Permira decreased from 155 to 153.

Whilst deal-flow in the period was strong, with the exception of the life sciences sector only a small number of transactions were completed. The low level of new investments is mainly a result of high vendor pricing expectations and uncertainty over prospective corporate earnings. As vendor expectations adjust to mirror corrections in public markets, corporate earnings become less uncertain and illiquid companies begin to realise assets in an effort to raise capital, it is anticipated that the level of activity will increase.

The major new investment since June 2001 was the speciality chemicals business, Cognis, representing 8.14% of net assets.

Cognis is the chemicals products business of Henkel and a leading world-wide supplier of speciality chemicals which was carved out from Henkel in 1999. The three divisions of the Cognis Group – Oleochemicals, Care Chemicals and Organic Specialities – supply international manufacturers of detergents, cleaners and cosmetics, as well as other industrial customers.

Cognis, which has its principal operation in Germany, has 9,100 employees in 50 countries and generated sales of 3.2 billion in 2000, accounting for 23% of Henkel Group's total annual sales.

The most significant write-up during the period was Homebase.

Homebase, is a leading retailer of "Do it Yourself" products in the UK. Funds advised by Permira invested in the buy-out of Homebase from Sainsbury plc in March 2001. Since the acquisition, the company has performed ahead of budget, mainly driven by significant restructuring of its main operations and a repositioning of the business.

Company	31 December 2001 Valuation £'000	30 June 2001 Valuation £'000	Change in Period £'000
Homebase	30,522	20,009	10,513

Global economic slow-down, reduced merger and acquisition activity and volatility in public markets have delayed exit opportunities and realisations during the period were at a slower pace as a result, with a total of £15.8 million of distributions received.

In December 2001, Teleca, a publicly quoted Swedish telecoms group announced an all share offer for AU System, which completed in February 2002. Since the period end, funds advised by Permira have realised 57% of their holding in the enlarged company and SVIIT's share of this realisation was £1.6 million, an uplift of 34% to the December 2001 valuation.

There have been some write-downs in the portfolio during the period. These have included:

Company	31 December 2001 Valuation £'000	30 June 2001 Valuation £'000	Change in Period £'000
Austriamicrosystems (formerly AMS)	28,253	37,128	8,875
EEMS	8,395	11,242	2,847

Austriamicrosystems continues to perform well and both revenue and profits increased in the year ended 31 December 2001. The company has recently built a new manufacturing plant, which started production at the beginning of this year. The investment in this new plant has caused the debt/equity ratio to rise whilst the visibility in the markets that the company operates in is currently very limited, hence the valuation of the company has been written down by 25%.

EEMS, which was acquired in May 1999 (SVIIT's proportionate cost :£1.7 million), has been written down from its June 2001 valuation due to lower performance, in line with the semiconductor market.

Portfolio Performance

Distributions from realisations of £15.8 million were at an average premium of 43.2% to the 30 June 2001 valuations.

Calls payable during the period amounted to £53.7 million to fund 11 new and 34 follow-on investments.

Since the period-end SVIIT has paid calls of approximately £6.7 million.

SVIIT's return on its holdings of Schroder Ventures' and Permira funds is summarised below:

	Six months to December 2001 £m	Twelve months to June 2001 £m
Opening Valuation	387.0	327.2
Calls Paid	53.7	155.4
Distributions Received	(15.8)	(51.9)
	424.9	430.7
Decrease in Value of Portfolio	(11.7)	(43.7)
Closing Portfolio (gross)	413.2	387.0

Valuation Basis (by Value)

The lower percentage of companies valued on a cost basis is a reflection of a number of larger portfolio companies being re-valued on a PE or EBIT basis for the first time, such as Memec and Hogg Robinson.

The increase in companies valued on a P/E basis reflects principally the revaluation of Homebase. The increase in companies valued on an EBIT basis is a reflection of the revaluation of a number of portfolio companies, including Memec.

The fall in SVIIT's exposure to quoted stocks is partly due to realisations, but is mainly a result of the fall in the share-prices of the quoted portfolio, especially in Germany and Asia.

The increase in companies whose value has been written down is as a result of the revaluation of Austriamicrosystems.

	31 December 2001 % (by Value)	30 June 2001 % (by Value)
Cost	21	58
Written Up – P/E	20	10
Written Up - EBIT	34	12
Written Up - Third Party	3	3
Quoted	10	12
Written Down	12	5
	100	100

(Under British Venture Capital Association (BVCA) valuation guidelines, investments are normally carried at cost, less a provision if appropriate, for at least the first 12 months after acquisition.)

The weighted average P/E multiple used in valuing the relevant portfolio companies has decreased to 15.2 (June 2001: 18.1). After a range of discounts, investments valued on a P/E basis are effectively valued at 8.3 times earnings (June 2001: 14.5).

The weighted average EBIT multiple used in valuing the relevant portfolio companies remains relatively unchanged at 8.7 (June 2001: 9.1). After a range of discounts, investments valued on an EBIT basis are effectively valued at 6.7 times earnings (June 2001: 6.8).

The average discount applied to quoted investments has decreased to 17% (June 2001: 21%). Due to the restructuring required at the time, an unusually high discount was applied to Twinwood's share-price in June 2001.

Portfolio Maturity

The tables below show the ageing of SVIIT's portfolio by valuation method at 31 December 2001 and 30 June 2001. The average age of the portfolio remains low, with 78% of investments held for three years and under (June 2001: 76%).

Investments in Companies (£ million)
31 December 2001

	W/Down	Cost	W/Up	Quoted	Total
1992 & prior	0.4	-	0.9	7.9	9.2
1993	-	-	0.2	2.0	2.2
1994	-	-	0.9	-	0.9
1995	0.2	-	1.3	2.0	3.5
1996	5.6	-	3.1	0.1	8.8
1997	0.2	-	24.9	1.6	26.7
1998	1.0	0.6	38.2	0.9	40.7
1999	0.5	1.9	15.1	20.3	37.8
2000	44.5	24.2	129.6	4.3	202.6
2001	-	62.4	30.5	2.0	94.9
Total	52.4	89.1	244.7	41.1	427.3

Investments in Companies (£ million)
30 June 2001

	W/Down	Cost	W/Up	Quoted	Total
1992 & prior	0.4	0.0	0.9	9.1	10.4
1993	0.0	0.0	0.2	3.2	3.4
1994	0.3	0.0	0.9	0.0	1.2
1995	0.2	0.0	1.6	1.8	3.7
1996	4.3	0.0	8.7	0.1	13.3
1997	0.1	1.0	27.4	1.8	30.4
1998	0.7	4.8	33.6	3.3	42.5
1999	1.2	7.3	14.2	20.7	43.5
2000	14.2	174.9	13.5	6.1	208.7
2001	0.0	40.7	0.0	0.0	40.7
Total	21.4	228.9	101.2	46.1	397.9

Geographical Distribution (by Value)

The portfolio's weighting to International continued to increase over the period and now represents 35% of the portfolio, mainly driven by investments such as Cognis and Grammer which, although having Continental European headquarters. are classified as International due to their substantial global operations.

Analysis by market

	31 December 2001 % (by Value)	30 June 2001 % (by Value)
International	35	30
Continental Europe	23	28
North America	16	17
UK	15	13
Far East/Asia Pacific	11	12
	100	100

Industrial Sector (by Value)

The portfolio's exposure to the computer/other electronics sector has continued to decline over the period. It now represents 29% of the portfolio and is a reflection of recent investments in other sectors and the fall in value of Austriamicrosystems and EEMS. Of this 29%, 88% relates to companies that provide hardware materials (e.g. semiconductors), 11% to IT business to business consultancy and 1% providing IT services directly to consumers.

EVCA Sector Analysis

	31 December 2001 % (by Value)	30 June 2001 % (by Value)
Computer/other electronics	29	34
Medical/health	23	23
Consumer	18	17
Industrial products/services	10	13
Chemicals	9	1
Other manufacturing	6	5
Other services	4	3
Construction	1	3
Transportation	0	1
	100	100

Deal Type

Management Buy-Outs/Ins continue to be the largest transaction type by value, representing 78% of the portfolio (June 2001: 73%) and include investments such as Cognis, Memec, and Homebase. The decrease in development capital investments to 17% (June 2001: 23%) is due to the reduction in valuation of companies such as EEMS.

Investments by stage

	31 December 2001 %	30 June 2001 %
Buy-Outs/Ins	78	73
Development	17	23
Early stage/Start-up	5	4
	100	100

Fund Commitments

At 31 December 2001, SVIIT had total uncalled commitments of £404.9 million to nine funds (June 2001: £456.3 million to nine funds).

The International Life Sciences Fund III, advised by Schroder Ventures Life Sciences is scheduled to have a first close later this month and SVIIT intends to make an initial commitment of US$75 million to this fund which it may increase at the fund's final close later this year.

Uncalled Fund Commitments

Fund	Amount Called (Local Currency)	Amount uncalled (Local Currency)	SVIIT uncalled commitment* £m
Permira UK Venture IV	£4.3m	£0.3m	0.3
Permira Europe I	169.5m	26.5m	16.2
Permira Europe II	307.5m	442.5m	270.7
The Japan Venture Fund III	¥2,620.0m	¥830.0m	4.4
Schroder Ventures Asia Pacific Fund	US$44.8m	US$90.9m	62.4
Schroder Ventures US Fund	US$37.9m	US$35.3m	24.2
Schroder Canadian Buy-Out Fund II	C$17.0m	C$0.9m	0.4
Schroder Canadian Buy-Out Fund III	C$13.6m	C$36.9m	15.9
Schroder Ventures International Life Sciences Fund II	US$66.6m	US$15.1m	10.4
Total			**£404.9**

*Based on exchange rates at 31 December 2001.

Cash & Marketable Securities

At 31 December 2001, SVIIT's gross cash balance of £32.5 million (June 2001: £32.0 million) was held principally in a portfolio of short-dated treasury bills, reflecting anticipated short-term cash flows.

The overall performance of sterling during the year resulted in a loss on exchange on cash and marketable securities of £0.1 million.

Conclusion

Against the backdrop of economic uncertainty and public market volatility, the fall in net assets of 2.8% is a robust result and compares to a fall in the FTSE World Index and FTSE AllShare of 10.5% and 7.5% respectively.

The profile of the portfolio is increasingly mature and whilst, in the short term, realisation prospects will be dependent on improved merger and acquisition activity, and public market stability, in the medium term, the portfolio is well placed to capitalise on more favourable market conditions.

SVIIT continues to invest in top quartile performing private equity funds. SVIIT has reported compound growth in net assets of 15.8% over five years, an out-performance of both the FTSE World Index and FTSE All Share on a compound basis of 8.1% per annum and 11.2% per annum respectively.

TWENTY LARGEST UNDERLYING COMPANIES

In the following pages, we show SVIIT's twenty largest investments by value as at 31 December 2001

Memec (UK)

Company (£000's)	
Cost	56,438
Value	56,273
Date of Acquisition	October 2000

Memec is a global specialist semiconductor distributor with operations in all of the world's key technology markets: Europe, the Americas, Japan and the Asia Pacific regions. The valuation basis is EBIT; the holding represents 13.88% of SVIIT's net assets.

Cognis (Germany)

Company (£000's)	
Cost	33,652
Value	32,989
Date of Acquisition	November 2001

Cognis is the chemicals products business of Henkel and a leading world-wide supplier of speciality chemicals which was carved out from Henkel in 1999. The three divisions of the Cognis Group – Oleochemicals, Care Chemicals and Organic Specialities – supply international manufacturers of detergents, cleaners and cosmetics, as well as other industrial customers. The valuation basis is cost in fund currency; the holding represents 8.14% of SVIIT's net assets.

Homebase (UK)

Company (£000's)	
Cost	20,009
Value	30,522
Date of Acquisition	March 2001

Homebase is a leading retailer of DIY ("Do it Yourself") products in the UK. The brand is particularly strong at the "softer" end of the market – which includes home accessories, decorative and gardening products. Homebase operates nearly 300 stores across the UK and Eire. The valuation basis is PE; the holding represents 7.53% of net assets.

Austriamicrosystems (formerly AMS) (Austria)

Company (£000's)	
Cost	36,135
Value	28,253
Date of Acquisition	June 2000

Austriamicrosystems designs, manufactures and sells semiconductor speciality products, focusing on analogue and mixed signal ASICS (Application – Specific Integrated Circuits). The company serves the wireless communications, industrial and automotive end-customer markets. The valuation basis is write-down; the holding represents 6.97% of SVIIT's net assets.

Hogg Robinson (UK)

Company (£000's)	
Cost	24,154
Value	23,368
Date of Acquisition	June 2000

Hogg Robinson is a services company comprising two principal activities: international business travel and outsourced employee benefit services. The company's travel operations include corporate travel management and e-commerce. The employee benefit services comprise benefit consulting, administration and payment processing. The valuation basis is EBIT; the holding represents 5.77% of SVIIT's net assets.

Leica Microsystems (Germany)

Company (£000's)	
Cost	11,803
Value	18,117
Date of Acquisition	March 1998

Leica manufactures and supplies microscopes and related equipment for the healthcare, research and semiconductor industries. The company has leading positions in most of its markets and a strong track record in product innovation. The valuation basis is EBIT; the holding represents 4.47% of SVIIT's net assets.

Sirona Dental Systems Group (Germany)

Company (£000's)	
Cost	15,994
Value	17,095
Date of Acquisition	Nov 1997

Sirona is the leading manufacturer of professional dental equipment in the world and the only major dental manufacturer with its own distribution network. The company is a total system provider of dental equipment and is recognised globally for providing high quality, technologically superior products covering nearly the entire product range for the dental practice. The valuation basis is EBIT; the holding represents 4.22% of SVIIT's net assets.

Kiekert (Germany)

Company (£000's)	
Cost	13,794
Value	13,579
Date of Acquisition	Sept 2000

Kiekert produces complete systems for all devices that open, close, lock and unlock cars and has operated in this market since 1920. Products include highly integrated system locks as well as complex door modules. The valuation basis is EBIT; the holding represents 3.35% of SVIIT's net assets.

Takko (Germany)

Company (£000's)	
Cost	17,282
Value	12,393
Date of Acquisition	March 2000

Takko is a retailer of fashionable "value for money" clothing targeting the young family and women aged between 25 and 40. It runs over 520 stores in Germany and Austria. The valuation basis is write down; the holding represents 3.06% of SVIIT's net assets.

XYMAX (Japan)

Company (£000's)	
Cost	1,841
Value	10,467
Date of Acquisition	January 2000

XYMAX (formerly Recruit Building Management Ltd) is a leading property management company managing over 250 office buildings mainly located in the Tokyo and Osaka metropolitan area. XYMAX provides services to two different market segments: the sub-leasing market for small to medium sized building owners, and the property management market for institutional real estate investors. The valuation basis is PE; the holding represents 2.58% of net assets.

Parkway Holdings (Singapore)

Company (£000's)	
Cost	20,095
Value	10,275
Date of Acquisition	December 1999

Parkway is a private healthcare provider in Singapore with an established network of hospitals and clinics in Malaysia, Indonesia and India. The company has the region's best known brand name and a reputation for technological leadership. The valuation basis is quoted; the holding represents 2.54% of SVIIT's net assets.

Grammer (Germany)

Company (£000's)	
Cost	9,620
Value	9,807
Date of Acquisition	June 2001

Grammer supplies seating equipment to the automotive/commercial vehicle industry. The company serves three different segments of the automotive/commercial vehicle industry: automotive equipment (mainly seating utilities), commercial vehicle driver seats and commercial vehicle passenger seats. Grammer is headquartered in Amerg, Germany and employs 7,000 people. The valuation basis is cost in fund currency; the holding represents 2.42% of net assets.

AP Plasman (Canada)

Company (£000's)	
Cost	10,474
Value	9,526
Date of Acquisition	Sept 2000

AP Plasman is an integrated group of five companies providing moulds and plastic components in addition to the painting and finishing of parts, primarily for the automotive industry. The valuation basis EBIT; the holding represents 2.35% of SVIIT's net assets.

EEMS (Italy)

Company (£000's)	
Cost	1,750
Value	8,395
Date of Acquisition	May 1999

EEMS performs assembly and test services for DRAM and Flash memory chip manufacturers. It also assembles memory modules, which are used in PCs, telecoms and the automotive industry. The valuation basis is EBIT; the holding represents 2.07% of SVIIT's net assets.

Betts Group Holdings (UK)

Company (£000's)	
Cost	6,312
Value	8,149
Date of Acquisition	Nov 1998

Betts is a specialist packaging and injection-moulding business focused on the pharmaceutical and oral care markets. Betts makes toothpaste and pharmaceutical tubes, asthma inhalers and other specialised packaging in plants located in the UK, US, Poland and Asia. The valuation basis is PE; the holding represents 2.01% of SVIIT's net assets.

Mesa Communications (USA)

Company (£000's)	
Cost	7,868
Value	7,965
Date of Acquisition	March 2000

Mesa is an independent owner and manager of wireless communication towers, growing aggressively through acquisition and development in the US. The valuation basis is cost in fund currency; the holding represents 1.97% of SVIIT's net assets.

Washtec (Germany)

Company (£000's)	
Cost	5,939
Value	6,301
Date of Acquisition	Feb 1998

Washtec was formed from the merger of California Kleindienst and Wesumat, and manufactures car wash equipment. Permira funds had previously invested in California Kleindienst. The valuation basis is quoted; the holding represents 1.55% of SVIIT's net assets.

ThoughtWorks (USA)

Company (£000's)	
Cost	4,588
Value	5,013
Date of Acquisition	April 2000

ThoughtWorks is a professional services provider. specialising in the delivery of highly strategic, web-based systems development and systems integration solutions for Fortune 1000 companies. The valuation basis is cost in fund currency; the holding represents 1.24% of SVIIT's net assets.

Comact (Canada)
(formerly GBA Industrial Equipment)

Company (£000's)	
Cost	2,736
Value	4,996
Date of Acquisition	June 1997

Comact is a Canadian manufacturer of industrial equipment for the sawmill. paper, hydroelectric and aluminium industries, with 75% of consolidated revenues arising from sales of sawmill equipment. The valuation basis is EBIT; the holding represents 1.23% of SVIIT's net assets.

Together for Leather (TFL) (Germany)

Company (£000's)	
Cost	4,724
Value	4,678
Date of Acquisition	March 2001

TFL is a supplier of speciality chemicals to the leather processing industry. Established in 1996 as a joint venture between two of the world's leading chemical companies, TFL, with six production sites worldwide, has positioned itself as a supplier of the full product range for all stages of the leather production process, providing a single source for its customers (predominantly tanneries). The valuation basis is cost in fund currency; the holding represents 1.15% of SVIIT's net assets.

Schroder Ventures International Investment Trust plc
Interim Unaudited Results

CONSOLIDATED STATEMENT OF TOTAL RETURN
(incorporating the Revenue Account)

	For the period 1 July 2001 to 31 December 2001			For the period 1 July 2000 to 31 December 2000		
	Revenue £'000	**Capital £'000**	**Total £'000**	Revenue £'000	Capital £'000	Total £'000
Realised gains on investments	-	5,077	5,077	-	5,932	5,932
Unrealised losses on investments	-	(16,756)	(16,756)	-	(20,374)	(20,374)
Losses on investments	-	(11,679)	(11,679)	-	(14,442)	(14,442)
Exchange gains/(losses)	26	(94)	(68)	-	(880)	(880)
Income	4,681	-	4,681	4,349	-	4,349
Administrative expenses	(4,131)	-	(4,131)	(768)	-	(768)
Net return/(deficit) before finance costs and taxation	576	(11,773)	(11,197)	3,581	(15,322)	(11,741)
Finance costs	(276)	-	(276)	(104)	-	(104)
Net return/(deficit) on ordinary activities before taxation	300	(11,773)	(11,473)	3,477	(15,322)	(11,845)
Tax on ordinary activities	(122)	-	(122)	(139)	-	(139)
Return/(deficit) on ordinary activities after taxation	178	(11,773)	(11,595)	3.338	(15.322)	(11,984)
Minority interest - equity	(1)	20	19	(1)	67	66
Return/(deficit) on ordinary activities after tax and minority interest attributable to equity shareholders	177	(11,753)	(11,576)	3,337	(15, 255)	(11,918)
Dividends	-	-	-	-	-	-
Return/(deficit) on ordinary activities	177	(11,753)	(11,576)	3,337	(15, 255)	(11,918)
Return/(deficit) per ordinary share	0.17p	(11.49)p	(11.32)p	3.26p	(14.92)p	(11.66)p

Schroder Ventures International Investment Trust plc
Interim Unaudited Results

BALANCE SHEETS

	31 December 2001		30 June 2001	
	Group £'000	Company £'000	Group £'000	Company £'000
Tangible fixed assets	301	-	-	-
Fixed asset investments				
Venture fund investments	413,220	391,269	387,030	362,859
Fixed interest securities	24,484	24,484	24,853	24,853
Investment in subsidiaries	-	28,293	-	30,194
Fixed assets	438,005	444,046	411,883	417,906
Current assets				
Debtors	2,677	704	2,933	808
Cash at bank and on deposit	7,958	531	7,191	449
	10,635	1,235	10,124	1,257
Current liabilities				
Creditors: amounts falling due within one year	(3,632)	(733)	(4,747)	(2,291)
Net current assets/(liabilities)	7,003	502	5,377	(1,034)
Total assets less current liabilities	445,008	444,548	417,260	416,872
Creditors: amounts falling due after one year	(39,343)	(39,343)	-	-
Minority interest - non-equity	(100)	-	(100)	-
Minority interest – equity	(269)	-	(288)	-
Net assets	405,296	405,205	416,872	416,872
Capital and reserves				
Called up share capital	102,266	102,266	102,266	102,266
Share premium account	7,453	7,453	7,453	7,453
Share purchase reserve	92,054	92,054	92,054	92,054
Capital redemption reserve	3,204	3,204	3,204	3,204
Capital reserve	197,182	197,059	208,935	208,707
Revenue reserve	3,137	3,169	2,960	3,188
Equity shareholders' funds	405,296	405,205	416,872	416,872
Net asset value per ordinary share	396.3p		407.6p	

Schroder Ventures International Investment Trust plc
Interim Unaudited Results

CONSOLIDATED CASHFLOW STATEMENT

	For the period 1 July 2001 to 31 December 2001 £'000	For the period 1 July 2000 to 31 December 2000 £'000
Operating activities		
Cash received from investments	1,182	4,501
Interest received	227	367
Administration fee income received	3,468	-
Administrative expenses	(3,626)	(994)
Net cash inflow from operating activities	1,251	3,874
Return on investments and servicing of finance		
Interest paid	(64)	(104)
Net cash outflow from investments and servicing of finance	(64)	(104)
Taxation		
Tax (paid)/recovered	(122)	203
Total tax (paid)/recovered	(122)	203
Capital expenditure and financial investment		
Purchase of fixed interest securities	(101,752)	(216,884)
Purchase of tangible fixed assets	(310)	-
Sale of fixed interest investments	102,165	281,706
Calls paid and secondary units purchased	(53,697)	(103,281)
Capital distributions received	15,784	40,042
Net cash (outflow)/inflow from capital expenditure and financial investment	(37,810)	1,583
Equity dividends paid		
Dividends	(1,841)	(3,886)
Total dividends paid	(1,841)	(3,886)
Financing		
Proceeds from convertible bond issue	40,000	-
Issue costs paid of convertible bonds	(579)	-
Net cash inflow from financing	39,421	-
Net cash inflow	835	1,670
Reconciliation of net cash flow to movement in net (debt)/funds		
Increase in cash during the period	835	1,670
Realised exchange losses	(68)	(880)
Net increase of convertible bonds	(39,343)	-
Change in net (debt)/funds	(38,576)	790
Net (debt)/funds at the beginning of the period	7,191	10,280
Net (debt)/funds at the end of the period	(31,385)	11,070

Notes:

1. Copies of the Interim Report will be circulated to shareholders in April 2002, and from the date of release may also be obtained from the Registered Office of the Company at 31 Gresham Street, London, EC2V 7QA.

2. This announcement is prepared on the basis of the accounting policies as set out in the most recently published set of annual financial statements.

3. Convertible Bonds: The initial conversion price of the bonds was at a 2.4p premium to June 2001 NAV. The terms of the bonds provide that the initial conversion price will be adjusted by the amount that the NAV falls below 407p at either December 2001 or June 2002 (whichever is the greater). However, this adjustment only takes effect after the publication of the June 2002 NAV. The notional conversion price is based on the fall to December 2001.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934. the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorised.

SCHRODER VENTURES INTERNATIONAL INVESTMENT TRUST PLC

Date: 12 March 2002

By:..

For and on behalf of Schroder Investment Management Limited, Secretaries